UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On November 13th, 2003 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on September 30, 2003. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of September 30,
	2003	2002
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS

CURRENTS ASSETS
Cash and Banks	19,342	1,465
Time deposits	0	523
Marketable securities (net)	0	0
Accounts receivable (net)	53,206	35,901
Notes receivable (net)	7,228	6,523
Sundry debtors	6,404	4,012
Notes and accounts receivable from related companies	2,502	8,099
Inventories (net)	78,062	54,129
Recoverable taxes	8,646	8,052
Prepaid expenses	1,492	1,960
Deferred taxes	837	434
Other current assets	31,987	2,329

Total current assets	209,706	123,427

FIXED ASSETS
Land	64,770	58,325
Buildings and infrastructure	106,098	92,012
Machinery and equipment	478,456	432,526
Other fixed assets	164,641	166,679
Asset reappraisal	0	0
Less: depreciation	(184,273)	(149,449)

Total fixed assets	629,692	600,093

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	9	8
Goodwill	1,296	1,377
Negative goodwill	(2,066)	(1,210)
Long term receivable	1,331	1,587
Notes and accounts receivable from related companies	3,297	3,302
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	4,198	33,066

Total other assets	8,065	38,130

TOTAL ASSETS	847,463	761,650

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30,
CONSOLIDATED BALANCE SHEET	2003 THUS$	2002 THUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to banks and financial institutions short/term	59,867	42,185
Short/term portion of long/term liabilities to banks and financial institutions	57,965	6,504
Short-term portion of long term Bonds	10,400	27,155
Other long/term liabilities due within one year	305	499
Dividends payable	160	221
Accounts payable	23,712	14,417
Notes payable	0	0
Sundry creditors	1,482	837
Notes and accounts payable to related companies	2,080	4
Provisions	4,479	3,446
Withholdings	2,248	836
Income tax	0	4,376
Unearned income	52	103
Deferred taxes	0	0
Other current payable	5	9

Total current liabilities	162,755	100,592

LONG-TERM LIABILITIES
Due to banks and financial institutions	119,063	130,463
Bonds Payable	36,000	45,000
Notes payable	0	0
Sundry creditors	9,932	5,624
Notes and accounts payable to related companies	0	0
Provisions	71	21
Deferred taxes	8,068	6,223
Other long term payable	0	0

Total long-term liabilities	173,134	187,331

Minority interest	64,363	56,443

SHAREHOLDERS’ EQUITY
Paid/up capital stock	237,022	220,861
Capital revaluation reserve	0	2,872
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	58,794	51,875
Accumulated deficit for development period (less)	0	0

Retained Earnings	151,395	141,676

Reserve future dividends	127,590	110,580
Accumulated profits	18,293	17,526
Accumulated losses (less)	0	0
Net income for the period	5,512	13,570
Interim dividends (less)	0	0

Total shareholders’ equity	447,211	417,284

Total liabilities and shareholders’ equity	847,463	761,650

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period Ended September 30,
	2003	2002
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	201,468	159,367
Cost of sales (less)	(154,773)	(115,317)
Gross margin	46,695	44,050
Selling and administrative expenses (less)	(29,555)	(20,802)

OPERATING RESULT	17,140	23,248

Financial Income	2,273	4,621
Income on investments in related companies	0	0
Other non operating income	1,103	4,941
Loss on investments in related companies (less)	(89)	(24)
Amortization of goodwill (less)	(214)	(218)
Financial expenses (less)	(10,961)	(9,668)
Other non/operating expenses (less)	(1,154)	(413)
Price/level restatement	0	(596)
Exchange Differences	(213)	(5,259)

NON /OPERATING RESULT	(9,255)	(6,616)

Result before income taxes and minority interest	7,885	16,632
Income taxes (less)	(1,323)	(6,123)
Consolidated Profit (Loss)	6,562	10,509
Minority interests	(1,132)	2,396
Amortization negative goodwill	82	665

NET INCOME	5,512	13,570

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended September 30,
CONSOLIDATED STATEMENT OF CASH FLOW	2003 THUS$	2002 THUS$

Cash flow from operating activities
Collection of accounts receivable	241,583	190,104
Interest income receivable	169	659
Dividends and other distributions received	0	0
Other income	12,628	2,046
Payments of suppliers and personnel (less)	(217,370)	(174,812)
Interest paid (less)	(3,989)	(2,170)
Income tax paid (less)	(6,491)	(2,218)
Other expenses paid (less)	(1,968)	(2,506)
V.A.T. and similar paid (less)	(7,844)	(4,712)

Net positive (negative) cash flow from operating activities	16,718	6,391

Cash flow from financing activities
Issuance of cash shares	0	407
Loans drawn	74,708	45,531
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	1,037	0
Dividends paid (less)	(4,407)	(8,165)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(25,511)	(13,163)
Bonds paid (less)	(25,000)	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	(88)	0

Net positive (negative) cash flow from financing activities	20,739	24,610

Cash flow from investment activities
Sales of fixed assets	65	0
Sales of permanent investments	0	1,057
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	225	0
Acquisition of fixed assets (less)	(18,804)	(44,867)
Interest capitalized repaid (less)	(1,834)	0
Permanent investments (less)	0	(3)
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	(218)

Net positive (negative) cash flow from investment activities	(20,348)	(44,031)

Net total positive (negative) cash flow of the period	17,109	(13,030)

Effect of inflation on cash and cash equivalents	(1)	(1,796)

Net change in cash and cash equivalents (less)	17,108	(14,826)

Initial balance of cash and cash equivalents	2,234	16,814

Final balance of cash and cash equivalents	19,342	1,988

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended September 30,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2003 THUS$	2002 THUS$

Net income (loss) for the period	5,512	13,570

Results on sales of assets:
(Profit) loss on sales of fixed assets	(54)	(19)
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	19,766	17,680
Amortization of intangibles	173	9
Write/off and provisions	(769)	505
Income from investment in related companies (less)	0	0
Loss on investment in related companies	89	24
Amortization of goodwill	214	218
Amortization of negative goodwill (less)	(82)	(665)
Net price/level restatements	0	596
Net exchange difference	213	5,259
Other credit to income not affecting cash flow (less)	(200)	0
Other changes to income not affecting cash flow	2,998	1,186

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(6,936)	(6,430)
Decrease (increase) in inventories	(11,175)	(11,992)
Decrease (increase) in other assets	(5,597)	(8,431)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	7,351	(7,856)
Increase (decrease) in interest payable	2,244	6,412
Net Increase (decrease) in income taxes payable	(4,956)	4,243
Increase (decrease) in other accounts payable related to non/operating income	363	(1,085)
Net increase (decrease) value added tax and similar payable	6,432	(4,437)
Profit (loss) of minority interest	1,132	(2,396)

Net positive (negative) cash flow from operating activities	16,718	6,391

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002
(Free translation from the original in Spanish)

NOTE 1 – COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accountant Period

The following financial statements correspond to the period between January 1, 2003 and September 30, 2003, and are presented compared to the same period of 2002.

b)	Currency used in accounting

By the Resolution N° 259 of the chilean Internal Taxes Service, dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America from January 1, 2003. Otherwise, dated October 10, 2003, the chilean Superintendency of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America. Consistently, the balance of December 31, 2002 was converted to dollars using the exchange rate of that date of Ch$718.61 per dollar.

c)	Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendency of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendency of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of September 30, 2003 as required by the Technical Bulletin N° 64 of the Chilean Institute of Accountants.

d)	Presentation basis.

For comparative reasons the numbers corresponding to September 30, 2002 have been converted to dollars of the United States of America using the exchange rate of that date of Ch$748.73 per dollar, and it have been done some minor reclasifications.

e)	Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			September 30, 2003			September 30, 2002
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	53.9956
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	1.0000	99.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	0.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	60.4492	60.4492	53.9956
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	27.0518

The effects of unrealized results form transactions with subsidiaries have been eliminated.

On October 23, 2002, the Company created the company Masisa Ecuador S.A.
On June 26, 2002, the Company created the company Masisa Partes y Piezas Ltda.

f)	Price-level restatement

En el año 2002, The financial statements have been adjusted in accordance with generally accepted accounting principles. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which amounted 1.3% in 2002. The income and expense accounts have also been restated in terms of period- end constant pesos.

g)	Foreign currency

The Company is authorized to have its accounting and present its financial statements in american dollars. The american dollar is used as common currency and, whereof, the assets and liabilities corresponding to different currencies have been expressed in american dollars at the exchange rates of the end of each period. The exchange differencies are accounted in results.

The main closing exchange rates used are detailed as follows, expressed in chilean pesos

Currency		2003	2002
		THUS$	THUS$

US Dollar (US$)	US$	660.97	748.73
Argentine Pesos	ThAr$	226.90	200.73
Euro	Euro	770.81	738.39
Swedish Crone	Crs	85.45	80.67
Real (Brazil)	$R	228.39	199.93
Mexican Peso	MxN	60.18	73.40
Nuevo Sol Peruano	Sol	189.79	206.15
Unidad de Fomento (U.F.)	U.F.	16,946.03	16,455.03

h)	Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i)	Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of September 30, 2003, this account includes the expenses related to harvesting roads valorized at its cost of sales, in the time the forests associated are exploited and saled.

The amount thus determined does no exceed their corresponding market values.

j)	Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k)	Fixed assets

Fixed assets, excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to american dollars. The cost said includes the actual financial cost incurred by the company, until those assets are able to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l)	Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m)	Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

n)	Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.

Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o)	Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, was amortized in a period of 10 years, given the returns of the production management of the actual plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p)	Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

q)	Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

r)	Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

s)	Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

t)	Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

u)	Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of September 30, 2003, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial Balance	Final Balance
Account	THUS$	THUS$

2003
Cash	1,916	19,342
Time deposits	318	0
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	2,234	19,342

2002
Cash	6,861	1,465
Time deposits	9,953	523
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	16,814	1,988

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES

With the exception of the currency change from chilean pesos to american dollars in the acounting and the finantial statements issue, there have been no changes in accounting principles during current period in comparison to previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency

	Less than 90 days		More than 90 and less than 1 year			Currency Total		Long-term
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	Sub-Total	09/30/2003	09/30/2002	09/30/2003	09/30/2002

Account receivable	52,467	34,556	3,248	1,345	55,715
Non-collect receivables estimate	0	0	0	0	(2,509)	53,206	35,901	0	382
Notes receivable	5,972	5,694	1,834	829	7,806
Non-collect receivables estimate	0	0	0	0	(578)	7,228	6,523	0	0
Sundry debtors	6,340	3,922	198	90	6,538
Non-collect receivables estimate	0	0	0	0	(134)	6,404	4,012	1,331	1,205

					Total Long Term receivable			1,331	1,587

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2003	2002
	THUS$	THUS$

National receivable
Account receivable	8,131	6,596
Notes receivable	3,920	0
Short-term Sundry debtors	868	794
Long-term Sundry debtors	452	0

Foreign receivable

Account receivable	45,075	29,305
Account Receivable in dollars	15.28%	18.37%
Account Receivable in other currencies	84.72%	81.63%

Notes receivable	3,308	6,523
Account Receivable in dollars	54.23%	0.00%
Account Receivable in other currencies	45.77%	100.00%

Short-term Sundry debtors	5,536	3,218
Account Receivable in dollars	13.55%	19.79%
Account Receivable in other currencies	86.45%	80.21%

Long-term Sundry debtors	879	1,587
Account Receivable in dollars	33.96%	0.00%
Account Receivable in other currencies	66.04%	100.00%

NOTE 5 – TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement. Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		09/30/2003	09/30/2002	09/30/2003	09/30/2002

96,469,000-6	Andinos S.A.	0	32	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	0	13	3,297	3,302
Foreign	Forestal Terranova Mexico S.A.de C.V.	147	2,549	0	0
Foreign	Terranova Costa Rica S.A.	24	0	0	0
Foreign	Terranova Colombia S.A.	574	0	0	0
Foreign	Amanco Guatemala S.A.	129	0	0	0
Foreign	Masnova de Mexico S.A. de C.V.	1,322	5,503	0	0
	Fibranova C.A.	0	2	0	0
	Amanco Costa Rica S.A.	98	0	0	0
96,708,490-5	Forestal Terranova S.A.	41	0	0	0
Foreign	Amanco el Salvador	10	0	0	0
	Hondilut S.A. (Amanco Honduras)	8	0	0	0
Foreign	Terranova Forest Products, Inc.	121	0	0	0
Foreign	Nicalit S.A.(Amanco Nicaragua)	28	0	0	0

TOTAL		2,502	8,099	3,297	3,302

a)	Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		09/30/2003	09/30/2002	09/30/2003	09/30/2002

96,626,060-2	Forestal Río Calle Calle S.A.	29	4	0	0
96,469,000-6	Andinos S.A.	330	0	0	0
96,527,410-3	Sociedad Forestal Millalemu S.A.	4	0	0	0
Foreign	Terranova Brasil Limitada	40	0	0	0
Foreign	Fibranova C.A.	1,677	0	0	0

TOTAL		2,080	4	0	0

b)	come from related companies and persons:

				09/30/2003		09/30/2002
					Effect on Income, Profit (loss)		Effect on Income, Profit (loss)

Company	RUT	Relationship	Concept	Amount		Amount
				THUS$	THUS$	THUS$	THUS$

Andinos S.A.	96,469,000-6	Common director	Sales of products	0	0	1,161	197
Andinos S.A.	96,469,000-6	Common director	Purchase of raw materials	1,245	0	2,257	0
Andinos S.A.	96,469,000-6	Common director	Reimburse invoice	32	0	0	0
Andinos S.A.	96,469,000-6	Common director	Paid invoice	1,257	0	0	0
Andinos S.A.	96,469,000-6	Common director	Services and expenses invoice	27	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Purchase of raw materials	12	0	5	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Services and expenses invoice	0	0	1	6
Forestal Millalemu S.A.	96,527,410-3	Common director	Paid invoice	9	0	8	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	0	0	277	249
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	0	0	299	0
Forestal Terranova S.A.	96,708,490-5	Common director	Reimburse invoice	128	0	0	0
Forestal Terranova S.A.	96,708,490-5	Common director	Services and expenses invoice	169	0	0	0
Fibranova C.A.	Foreign	Common director	Reimburse invoice	167	0	556	0
Fibranova C.A.	Foreign	Common director	Services and expenses invoice	278	0	2	0
Fibranova C.A.	Foreign	Common director	Boards purchase	4,194	(4,194)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Logistics service	671	(671)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	0	0	3,548	591
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	54	(54)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Reimburse invoice	0	0	3,955	0
Forestal Terranova de Brasil	Foreign	Common director	Purchase of raw materials	541	0	0	0
Forestal Terranova de Brasil	Foreign	Common director	Paid invoice	502	0	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	186	12	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	267	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	44	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Reimburse invoice	44	0	0	0
Amanco Costa Rica S.A.	Foreign	Common director	Sales of products	98	6	0	0
Amanco Guatemala S.A.	Foreign	Common director	Sales of products	209	14	0	0
Amanco Guatemala S.A.	Foreign	Common director	Reimburse invoice	80	0	0	0
Amanco El Salvador S.A.	Foreign	Common director	Sales of products	10	1	0	0
Amanco El Salvador S.A.	Foreign	Common director	Reimburse invoice	58	0	0	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Sales of products	143	9	0	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Reimburse invoice	135	0	0	0
Nicalit S.A. (Amanco Nicaragua)	Foreign	Common director	Sales of products	80	5	0	0
Nicalit S.A. (Amanco Nicaragua)	Foreign	Common director	Reimburse invoice	52	0	0	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	732	39	0	0
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	746	0	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	178	0	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Reimburse invoice	57	0	0	0
MasNova de México S.A. de C.V.	Foreign	Common director	Reimburse invoice	2,141	0	4,718	786

NOTE 6 – INVENTORIES

The principal components are set forth below:

	2003	2002
Inventories	THUS$	THUS$

Finished goods	44,436	27,738
Obsolescence Provision	(842)	1,031
aw Materials	12,600	9,301
Other material	6,085	2,625
Spare parts	8,839	7,881
Forest and Plantation in exploitation	6,944	5,553

Total	78,062	54,129

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At September 30 2003, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2003
THUS$

Masisa S.A.’s taxable income	4,642
Inversiones Coronel Ltda.’s taxable income	1,291
Masisa Inversiones Ltda’s taxable income	4,964

Balances of tributary retained gains and their respective credits:

1)	Masisa S.A.	:	Taxed Earning Reserve amounting THUS$4,919 with credit of 15%, THUS$25,137 with credit of 16%, THUS$4,642 with credit of 16.5%, and THUS$10,445 without credit.
2)	Masisa Inversiones Limitada	:	Taxed Earning Reserve amounting THUS$5,954 with credit of 15%, THUS$5,326 with credit of 16%, THUS$4,964 with credit of 16,5%, and THUS$ 15 without credit.
3)	Inversiones Coronel Limitada	:	Taxed Earning Reserve amounting THUS$1,099 with credit of 15%, THUS$1,291 with credit of 16%, THUS$931 with credit of 16,5%.
4)	Masisa Argentina	:	(Tax loss)
5)	Masisa Concepción Limitada	:	(Tax loss)
6)	Masisa do Brasil Limitada	:	(Tax loss)
7)	Maderas y Sintéticos del Perú S.A.C.	:	(Tax loss)
8)	Forestal Tornagaleones S.A.	:	(Tax loss)

a)	Deferred Tax

The balances for this item are as follows:

	09/30/2003				09/30/2002
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	643	274	0	0	537	0	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	192	0	0	0	177	0	0	0
Leasing assets	0	85	0	0	0	131	0	0
Manufacturing expenses	0	0	932	3,552	0	0	865	4,152
Fixed assets depreciation	0	0	0	12,581	0	0	0	16,743
Others events	0	0	0	0	0	0	0	0
Obsolescence provision	89	102	0	0	0	0	0	0
Particle board line provision	0	1,061	0	0	0	1,126	0	0
Unrealized profits and loss	293	159	0	178	395	0	0	0
Tax Loss	1,115	17,149	0	0	1,812	10,916	0	0
Plantations capitalized indirect cost	0	0	376	2,188	0	0	0	0
Capitalized financial cost	0	0	359	3,318	0	0	0	0
Forestry reserve	0	0	89	4,650	0	0	16	3,491
Others	170	0	0	38	0	148	25	316
Balance for Complementary assets amortization	(28)	(2,103)	(119)	(10,000)	(18)	(1,251)	0	(14,141)
Valuation provisions	0	(8,290)	0	0	(1,563)	(6,732)	0	0

Total	2,474	8,437	1,637	16,505	1,340	4,338	906	10,561

Income Taxes:

	2003	2002
Items	THUS$	THUS$

Income tax provision	(1,798)	(4,971)
Tax expenses Adjustment	(12)	181
Effect for deferred taxes of the period	698	(651)
Tax credit due to tax loss	(512)	(12)
Effect for amortization of deferred assets and liabilities complementary accounts	498	(469)
Effect on assets and liabilities of the changes in de valuating provisions	0	0
Others	(197)	(201)

	(1,323)	(6,123)

NOTE 8 – FIXED ASSETS

a)	This caption includes:

	2003				2002

		Accumulated	Year depreciation			Accumulated	Year depreciation
	Assets value	Depreciation	Explotation	Non-explotation	Assets value	Depreciation	Explotation	Non-Explotation
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	64,770	0	0	0	58,325	0	0	0
Building and infrastructure	106,098	(24,003)	(2,101)	(63)	92,012	(19,781)	(2,324)	(56)

Machinery and equipment	478,456	(125,250)	(15,189)	(149)	432,526	(100,413)	(13,177)	(36)

Machinery and equipment	477,699	(125,049)	(15,124)	(109)	431,543	(99,970)	(13,172)	(11)
Transportation equipment	757	(201)	(65)	(40)	983	(443)	(5)	(25)
Chilean GAAP Adjustments	0	0	0	0	0	0	0	0

Other fixed assets:	164,641	(15,254)	(1,464)	(800)	166,679	(11,575)	(961)	(1,126)

Plantations	113,646	0	0	0	92,576	0	0	0
Furniture, fixture and other	10,696	(8,147)	(311)	(376)	9,974	(6,736)	(327)	(548)
Spare parts	8,019	(222)	(297)	0	10,009	(621)	(184)	0
Transit spare parts and equipment	50	0	0	0	139	0	0	0
Construction in progress	13,996	0	0	0	23,879	0	0	0
Transit fixed assets	0	0	0	0	397	0	0	0
Other fixed assets	18,234	(6,885)	(856)	(424)	29,705	(4,218)	(450)	(578)

Fixed assets in leasing	11,572	(1,790)	(462)	0	1,533	(833)	(120)	0
Computacional systems (software)	5,235	(5,095)	(394)	(424)	3,887	(1,677)	(210)	(463)
Other	1,427	0	0	0	24,285	(1,708)	(120)	(115)

Total	813,965	(164,507)	(18,754)	(1,012)	749,542	(131,769)	(16,462)	(1,218)

Total Fixed assets	629,692	(184,273)			600,093	(149,449)

b)
From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)
In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented under the account “Other Non Operating Expenses”.

d)
The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of September 30, 2003 was THUS$28,268 (THUS$19,230 in 2002), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement.

As indicated in the Note 2k), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THUS$340 (THUS$477 in 2002).

NOTE 9 – INVESTMENT IN RELATED COMPANIES

				Number of shares	Participation %		Shareholder’s Equity		Net income For the period		Net income Accrued		VPP		Unrealized Result		Book value of investment
RUT	Investments in related companies	Country	Currency		09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002	09/30/ 2003	09/30/ 2002

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0012118	0.0012118	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(142)	(43)	(179)	(48)	(89)	(24)	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	0.0000000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	100,000	9.0900000	0.0000000	0	0	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a)	Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements, reason for which, a provision for THUS$71 in 2003 (THUS$ 21 in 2002) has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinuated the application of the VPP method, recognizing losses up to cover the total investment

b)	Changes and Events

Year 2002

- Inversiones Calle Calle S.A.

As of December 9, 2002, was established Inversiones Calle Calle S.A. with a common sock of ThCh$200,000, divided in 200,000 shares without nominal value. Their shareholders are Masisa S.A. with a 50.00% of the common stock and Inversiones Industriales S.A. with the remainder 50%.

- Forestal Calle Calle S.A.

As of November 6, 2002, was established Forestal Calle Calle S.A. with a common sock of ThCh$200,000, divided in 2 shares without nominal value. Their shareholders are Inversiones Coronel Limitada with a 50.00% of the common stock and Jaime Vial Vial with the remainder 50%.

- Portuaria Corral S.A.

As of March 14, 2002 the Company, thought its subsidiary Masisa Inversiones Limitada, sold its stock in Portuaria Corral S.A., for an amount of ThCh$ 57.

NOTE 10 – GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill

			09/30/2003		09/30/2002
		Term	First three months 2003 Amortization THUS$	Total Goodwill THUS$	First three months 2002 Amortization THUS$	Total Goodwill THUS$
RUT	Company

87,658,900-1	Maderas y Paneles S.A.	10 year	158	0	172	200
96,623,490-3	Masisa Cabrero S.A.	20 year	56	1,296	46	1,177

			214	1,296	218	1,377

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, which at September 30, 2003 is completely amortized.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of September 30, 2003 has a value of THUS$1,296. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b)	Negative Goodwill

			09/30/2003		09/30/2002
		Term	First three months 2003 Amortization THUS$	Total Goodwill THUS$	First three months 2002 Amortization THUS$	Total Goodwill THUS$
RUT	Company

81,507,700-8	Forestal Tornagaleones S.A.	10 year	82	2,066	665	1,210

			82	2,066	665	1,210

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in june 27, 2002, which at September 30th is of ThCh$2,066. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. during 2002, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

NOTE 11 – OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2003	2002
Other long-term assets	Term	THUS$	THUS$

Time deposit Rabobank Curucao S.A.	Year 2004	0	28,500
Assets Bienes destined for sale (inactive)		120	1,682
Recoverable long term taxes and commissions		3,155	2,884
Others		923	0

Total		4,198	33,066

(1) The Company had proceed to reclassified those assets that are paralysed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

(2) En el 2002, The long term deposits had accrued interests which are presented as other current assets, their maturity is semestral.

NOTE 12 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term
97,004,000-5	Banco de Chile	9,089	12,337	0	0	2,934	0	0	137	12,023	12,474
97,006,000-6	Banco de Crédito e Inversiones	6,094	4,032	0	0	756	0	0	0	6,850	4,032
97,041,000-7	BankBoston, N.A.	4,014	0	0	0	0	0	0	0	4,014	0
97,919,000-K	ABN Amro Bank	5,061	4,028	0	0	3,426	0	0	838	8,487	4,866
97,042,000-2	HSBC Bank Chile	3,658	0	0	0	0	0	0	0	3,658	0
97,080,000-K	Banco Bice	4,069	12,810	0	0	0	0	0	0	4,069	12,810
97,030,000-7	Bancoestado	3,026	0	0	0	0	0	0	0	3,026	0
97,023,000-9	Corpbanca	5,049	0	0	0	0	0	0	0	5,049	0
Foreign	Rabobank Curacao N.V.	5,052	0	0	0	0	0	0	0	5,052	0
Foreign	Banco de Chile New York bRANCH	0	0	0	0	0	0	0	0	0	0
Foreign	BankBoston N.A.	7,521	7,561	0	0	0	0	0	0	7,521	7,561
Foreign	ABN Amro Bank	0	0	118	383	0	0	0	0	118	383
Foreign	Banco de la Nación Argentina	0	0	0	59	0	0	0	0	0	59
	Total	52,633	40,768	118	442	7,116	0	0	975	59,867	42,185
	Principal owed	52,124	37,750	118	441	7,116	0	0	975	59,358	39,166
	Rate	2.40%	2.74%	0	4.79%	4.56%	0	0	8.16%	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	1,210	745	0	0	0	0	0	0	1,210	745
97,006,000-6	Banco de Crédito e Inversiones	0	0	0	0	2,227	1,915	0	0	2,227	1,915
Foreign	Banco de Boston N.A.	0	0	0	0	0	0	0	0	0	0
Foreign	Security Bank	941	43	0	0	0	0	0	0	941	43
Foreign	Dresdner Bank Lateiamerica	1,050	60	0	0	0	0	0	0	1,050	60
Foreign	Citibank N.A.	17,488	1,071	0	0	0	0	0	0	17,488	1,071
Foreign	Comerica Bank	2,324	247	0	0	0	0	0	0	2,324	247
Foreign	Banco de Chile New York Branch	181	0	0	0	0	0	0	0	181	0
Foreign	The Bank of Nova Scotia	122	0	0	0	0	0	0	0	122	0
Foreign	Banco Rabobank Ireland PLC	31,995	1,937	0	0	0	0	0	0	31,995	1,937
Foreign	BankBoston. N.A.	341	403	0	0	0	0	0	0	341	403
Foreign	BankBoston.	0	0	86	83	0	0	0	0	86	83
	Total	55,652	4,506	86	83	2,227	1,915	0	0	57,965	6,504
	Principal owed	50,148	500	0	83	2,184	1,873	0	0	52,332	2,456
	Rate	5.78%	3.61%	0	0	6.70%	6.70%	0	0	0	0

2003
%

Total amount of liabilities in foreign currency:	8.10
Total amount of liabilities in local currency:	91.90

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period
		Currency			More 3 year Up to 5 year	More 5 year Up to 10 year	Total Long		Total Long
			More 1 year up to 2 year	More 2 year up to 3 year			Term to close		Term to close
							The financial		The financial
							Statements		Statements
RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$
	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	2,000	3,750	7,750	0	13,500	Libor+1.875%	14,500
97,006,000-6	Banco de Credito e Inversiones	U.F.	2,185	2,186	0	0	4,371	6.70%	5,619
Foreign	Security Bank	Dollar	933	934	0	0	1,867	Libor+1.500%	2,800
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	2,000	1,000	0	5,000	Libor+1.900%	6,000
Foreign	Comerica Bank	Dollar	4,286	4,286	4,285	0	12,857	Libor+1.350%	15,000
Foreign	Citibank N.A.	Dollar	16,571	16,571	8,286	0	41,428	Libor+1.000%	58,000
Foreign	Banco Rabobank Ireland PLC	Dollar	0	0	0	0	0		28,500
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,300	6,400	0	15,000	Libor+1.250%	0
Foreign	The Bank of Nova Scotia	Dollar	3,750	7,500	13,750	0	25,000	Libor+1.150%	0
Foreign	Bank Boston	Other Currency	40	0	0	0	40	0	44
	Total		36,065	41,527	41,471	0	119,063		130,463

2003
%

Total amount of liabilities in foreign currency:	3.70
Total amount of liabilities in local currency:	96.30

The loans granted by Masisa Overseas Ltd and Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through BankBoston, that rise to the amount of US$110,023,218.88, as shown in “Promissory Notes” issued by BankBoston N.A. Nassau Branch of which are holders Masisa Overseas Ltd. and Masisa Inversiones Limitada and in “Repasses de Empréstimo Externo – Contratos de Empréstimo” signed by Masisa do Brasil Limitada of wich are beneficiaries BankBoston Banco Múltiplo S.A. and BankBoston N.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with BankBoston Multiplo S.A. and BankBoston N.A., in consideration that the documents in which this operations are established allowed to sell out them with the only advise to the bank with the anticipation established in the respective documents, and as the Company have decided to sell out them due to the cost of such transactions, whne compared to other financing options, is not justified to maintain them.

Additionally and as consequence of the previous, the interests generated by the ¨Promissory Notes¨ and by the ¨Repasses de Empréstimo Externo – Contratos de Empréstimo¨ are presented net in the statement of income.

NOTE 14 – SHORT TERM AND LONG TERM BONDS

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series : in the previous year corresponds to the ones that became due and liquidated dated 15-05-2003.

Bonds B series: matures in 5 yearly installments of US$ 9 Million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	09/30/2003	09/30/2002	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	A	0	Dollar	7.82%		6 Months	2003	0	25,755	Foreign
Private Placement	B	9,000	Dollar	8.06%		6 Months	2004	10,400	1,400	Foreign
Total Short Term Portion								10,400	27,155
Long Term Bond
Private Placement	B	36,000	Dollar	8.06%	0	6 Months	2005	36,000	45,000	Foreign
Total Long Term Portion								36,000	45,000

NOTE 15 – PROVISIONS AND WRITE-OFFS

a)	Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$3,221 in 2003 (ThCh$2,406 in 2002), which have been deducted from the respective captions.

b)	Outstanding provisions at the end of each period:

	2003	2002
Current liabilities	THUS$	THUS$

Provision for vacation	1,333	1,143
Participation	186	555
Gratification	183	0
Social contribution	120	0
Plan Stoppage Provision	476	531
Provision commission, insurance, freight	1,268	1,187
Provision events	61	0
Receivable to envoices	852	30

Total	4,479	3,446

Long –Term liabilities
Equity investment (negative equity) in Masnova de México S.A. de C.V.	71	21

Total	71	21

NOTE 16 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the period
	2003	2002	2003	2002

Forestal Tornagaleones S.A.	36,745	30,332	(792)	1,120
Forestal Argentina S.A.	27,618	26,112	(339)	1,276
Maderas y Sintéticos del Perú S.A.C.	0	(1)	(1)	0

Total	64,363	56,443	(1,132)	2,396

NOTE 17 – SHAREHOLDERS’ EQUITY

a)	The movement on capital and reserve accounts during 2003 and 2002 were as follows:

	2003

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	47,991	117,156	18,293	0	14,854
Allocation of income	0	0	0	14,854	0	0	(14,854)
Definitive dividend of the previous exercise	0	0	0	(4,420)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	8,871	0	0	0	0
Forestry reserves Increase	0	0	1,932	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	5,512
Balance	237,022	0	58,794	127,590	18,293	0	5,512

	0	0	0	0	0	0	0

	2002

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	220,861	0	29,835	89,948	17,302	0	27,435
Allocation of income	0	0	0	27,435	0	0	(27,435)
Definitive dividend of the previous exercise	0	0	0	(8,230)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	21,652	0	0	0	0
Price-level restatement of equity	0	2,872	388	1,427	224	0	0
Net income for the period	0	0	0	0	0	0	13,570
Balance	220,861	2,872	51,875	110,580	17,526	0	13,570

Restated balance	220,861	2,872	51,875	110,580	17,526	0	13,570

Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c)	Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	237,022	237,022

d)	Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of September 30, 2003 was THUS$17,736 (THUS$10,341 2002).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange difference at September 30, 2003, corresponds to the al difference at December 31, 2002, originated by the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64, the following table depicts such adjustment according to the foreign subsidiary that originated it:

In September 2003, Balances are made of:

Balance as of December 31, 2002, translated at the exchange rate of that date:

	Initial balance actualized THUS$	Exchange difference originated in the period		Balance as of 12/31/2002 THUS$
		Investment	Liabilities
		THUS$	THUS$

Masisa Argentina S.A.	18,616	9,363	(1,910)	26,068
Forestal Argentina S.A.	2,351	1,022	(279)	3,094
Masisa do Brasil Limitada.	0	10,839	(8,098)	2,741
Masisa Mexico S.A. de C.V.	0	567	(377)	189
Masisa Cabrero S.A.	95	0	0	95

	21,062	21,791	(10,664)	32,188

And in the year 2003, corresponds to the conversion to american dollars of the shareholder’s equity of some subsidiaries which keeps its accountings in chilean pesos with a balance at September 30 amounts to THUS$ 8,870, which totalizes an amount of THUS$ 41,058 as of September 30, 2003.

In September 2002, are as follows:

	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	17,572	19,997	(3,546)	34,023
Forestal Argentina S.A.	2,219	1,897	(517)	3,599
Masisa do Brasil Limitada.	0	17,534	(13,785)	3,749
Masisa Mexico S.A.de C.V.	0	1,404	(1,331)	73
Masisa Cabrero S.A.	90	0	0	90
	19,881	40,832	(19,179)	41,534

e)	Aumento de Capital

It have been no movement for capital increase during these periods.

f)	Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

g)	Dividend Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2003 and 2002:

Dividend	Date of payment	Dividend per Share	Historical Dividend

2002 N° 32	May, 2003	3.37497	3,133,706

2001 N° 31	May, 2002	6,63680	6,162,362

NOTE 18 – OTHERS NON OPERATING INCOME AND EXPENSES

a)	Other non operating income:

The main concepts and balances under this heading are as follows:

	2003	2002
	THUS$	THUS$

Reverse provision for non-operating receivables	0	2,687
Profits for sales of fixed assets, raw materials, spare parts and materials	247	1,047
Impairment of deferred duty rights	0	811
Lease margin of industral facilities	388	0
Sales of waste and other income	77	257
Services y commissions	270	0
Recuperation of impairment debt	0	139
Positive result in sinisters indemnization	77	0
Profits for shares sales	44	0

Total	1,103	4,941

b)	Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2003 THUS$	2002 THUS$

Expenses for leasing assets	48	0
Loss sales fixed assets	18	0
Temporary stoppage of industrial facility	1,037	139
Donations	51	53
Other	0	221

Total	1,154	413

NOTE 19 – PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index
		09/30/2003	09/30/2002

Assets (debit) / credit
Inventories	CPI	0	99
Fixed assets	CPI	0	2,426
Investments in related companies	CPI	0	2,100
Others non monetary assets	CPI	0	111
Charges and cost accounts	CPI	0	718

Total (debit) / credit		0	5,454

Liabilities (debit) / credit
Financial equity Individual	CPI	0	(4,912)
Financial liabilities	CPI	0	(136)
Liabilities non monetary	CPI	0	(89)
Profits account	CPI	0	(913)

Total (debit) / credit		0	(6,050)

(Loss) Profits price/level restatement account		0	(596)

NOTE 20 – FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2003	09/30/2002

Cash and others	Dollar	(17)	395
Cash and others	Other currency	(24)	0
Time deposits	Th Ch$	93	0
Accounts receivable	Dollar	3	668
Accounts receivable	Th Ch$	1,405	0
Accounts receivable	Other currency	(525)	0
Accounts receivable from related companies	Dollar	(137)	5,113
Accounts receivable from related companies	Th Ch$	126	0
Accounts receivable from related companies	Other currency	113	0
Others assets	Dollar	0	1,506
Others assets	U.F.	59	0
Others assets	Th Ch$	383	0
Others assets	Other currency	(185)	0

Total (debit) / credit		1,294	7,682

Financial liabilities	Dollar	0	(1,769)
Financial liabilities	U.F.	(50)	0
Short term portion of long term liabilities	Dollar	116	0
Accounts payable	Dollar	1	12
Accounts payable	Th Ch$	(149)	0
Accounts payable	Other currency	(148)	0
Other short term liabilities	Dollar	1	(3,594)
Other short term liabilities	Th Ch$	(845)	0
Exchange rate forward	Dollar	0	1,588
Other long term liabilities	Dollar	640	0
Other long term liabilities	Th Ch$	(1,305)	0
Financial long term liabilities	Dollar	621	0
Exchange differences in Masisa Argentina S.A.	Argentine pesos	285	(4,128)
Exchange differences in Forestal Argentina S.A.	Argentine pesos	268	0
Exchange differences in Masisa do Brasil Limitada	Real	(106)	(4,514)
Exchange differences in Masisa Mexico	Mexican pesos	(836)	(536)

Total (debit) / credit		(1,507)	(12,941)

Total		(213)	(5,259)

NOTE 21 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	18,000	4 Quarter 2006	Interest Rate	B	Long Term Debt	18,413	18,104	Short term portion financial debt	308	308	0

NOTE 22 – CONTINGENCIES AND COVENANTS – GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

-	Forestal Tornagaleones S.A.
a)	Guarantees

As of September 30, 2003 and 2002 the Company has not give any document as guaranty

b)	Direct Guarantees

On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of September 30, 2003 is THUS$14,909 (THUS$12,965 in 2002) and the value of the land was THUS$4,383 (THUS$4,933 in 2002) . In addition, the agreement includes other clauses normally used in this kind of transactions.

c)	Indirect Guarantees

During 2001 the subsidiary became a joint and several debtor in favor of the Dresdner Bank and Security Bank issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement establishes for the guarantor some normal obligations for this kind of operations such as:

•	To maintain a shareholders’ equity of no less than US$80,000,000, obligation subject to an exemption by means of an authorization of the bank.
•	To maintain a leverage lower or equal to 0.4 times.
•	To maintain a ratio of shareholders’ equity and long term deposits, to fixed assets; equal or higher than 1; and
•	To maintain a ratio of EBITDA to financial expenses higher or equal to 1.5 times.

All the above mentioned obligations are fulfilled at the time this finantial statements were presented. For other side, is necessary to mention that, actually, the subsidiary Forestal Argentina S.A. is in process of restructuration of the covenant of minimun shareholder’s equity established in the credit contract of the debt that maintains with the Dresdner Bank, which, among others requirements settled by the respective bank, will mean the replacement of the guarantee granted by Forestal Tornagaleones S.A. for one of Masisa S.A.

d)	Trials

As of Septiembre 30 2003, the company have an award of damages trial against it. The plaintiff claims for THUS$611 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. The company counts with all the background and studies to take down the suit so the lawyers estimates that the possibilities for the plaintiff to succeed are minimal.

–	Masisa Overseas Ltd.

The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	Maintenance of Properties needed for the normal course of business.
•
The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•	The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries – “Cross default”.
•
The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

•	The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd, are contractually committed to maintain certain covenants, which are summarized as follows:

•	Compliance with all laws
•	Maintenance of insurance on properties and businesses
•	Maintenance of properties in good repair, working order and condition
•	Compliance with financial indexes
•	Leverage Ratio not higher than 1
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThCh$169,120,867.
•	Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
•	Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.
•	Forbiddance to some transactions with related parties
•
Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

1.	Citibank N.A.

The loan entered by the Company with Citibank N. A. for MMUS$58, establishes for the parent and /or their subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	Maintenance of Properties needed for the normal course of business.
•	To do transactions with the subsidiaries at market conditions.
•
The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•
The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

•	The forbiddance to make some speculative transactions over commodities and/or forwards.
•	Not to introduce changes in the accounting principles with the exeption of those that derives from GAAP
•
The forbiddance to merge the Company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of its assets, properties or business, except in the conditions settled in the agreement.

•	To limit its indebtness
•	Maintenance of a debt service ratio over the limits established in the agreement.
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The Company must maintain an Interest Coverage ratio not lower than 3.
•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed to 0.7.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company must maintain e insurance over their principal assets following the industry standards.
•	The Company must maintain updated accounting books for the parent and its branches companies.
•	The Company must follows the current laws and regulations.
•	The Company must accomplish and pay all the obligations derivate of loan agreements.
•	Maintenance of the normal continuousness of the Company
•
The forbiddance to some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•	To do transactions with the branch subsidiaries at market conditions.
•
The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.

•	To limit the indebtness and lending grants in accordance to the conditions settled in the contract
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The Company must maintain a hedge over financial expenses not lower than 3.
•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
•	The Company must maintain a hedge over financial expenses not lower than 3.
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiries, except in the conditions settled in the agreement.
•	The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
•	The Company must maintain a hedge over financial expenses not lower than 3.
•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.
•	The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiries, except in the conditions settled in the agreement.
•	The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
•	The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

The loan agreements of Masisa Overseas Ltd. before individualized establishes acceleration debt terms in case of uncompliment of any of this obligations.

–	Inversiones Coronel Limitada

 Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

–	Forestal Argentina S.A.

The loans entered by the Company with The Dredner Bank Lateiamerica A.G. and Security Bank, some obligations that are normal in this kind of agreement, such as the ones as follows:

•	The ratio between EBITDA and financial expenses must be higher or equal to 1.8 times.
•	Maintenance of a Leverage Ratio, as defined in the respective contracts, lower or equal to 0.5, and,
•	Maintenance of a shareholder’s equity not lower than US$ 50,000,000

In case of a default in any obligation, any of the banks could demand the immediate payment of the debt, as if were of past due date and currently exigible, all of this, notwithstanding the others Banks rights.

Dated august 27 2002, the Dresdner Bank L.A. liberated tha Company, until december 31 2002, of the obligation to fulfill with the finantial “Covenants” establishes in the loan agreement for US$6,000,000 that the Company maintains with this institution, in consideration that this were under the minimum established limits. Dated anuary 28, 2003, the Bank extende up to april 30 2003 the liberation od fulfillment with the obligation to keep a minimum shareholder’s equity, which, at this time, has not been renewal. Dated may 12 2003, the Bank informed by a letter to Forestal Argentina S.A. that is in process of analisis of the audited balances as of december 31 and until those analisis have not finishes and with the reestructuration of the minimum sharehlders equity “Covenants”. ”. Subsequently, dated August 22, 2003, the bank informed to the Company that it is still analyzing these balances and untill it have not conclude its analysis, it will not declare a default event for covenant’s default. The Bank will not declare a default event for unfulfillment of those “Covenants”. As of september 30 2003 the total capital debt is expose in the non ordinary liability in the internal statements and amounts to THUS$6,000.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	09/30/2003	09/30/2002	09/30/2004	Assets	09/30/2005	Assets	09/30/2006	Assets
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	14,710	14,710	15,245	1,210	0	2,000	0	3,750	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,808	2,808	2,843	941	0	933	0	934	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	6,050	6,050	6,060	1,050	0	2,000	0	2,000	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	15,181	15,181	0	181	0	4,300	0	4,300	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	15,181	15,181	15,247	2,324	0	4,286	0	4,286	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	58,916	58,916	59,071	17,488	0	16,571	0	16,571	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	25,122	25,122	0	122	0	3,750	0	7,500	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	46,400	46,400	72,155	10,400	0	9,000	0	9,000	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	118	118	383	118	0	0	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	7,607	7,607	7,644	7,607	0	0	0	0	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	40	40	44	0	0	40	0	0	0
Banco de la Nación Argentina	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	59	0	0	0	0	0	0
Rabobank Curacao N.V.	Forestal Tornagaleones S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	3	3	0	3	0	0	0	0	0

NOTE 23 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.
The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$5,897 (THUS$4,827 in 2002).

Forestal Tornagaleones S.A.
Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$303 at september 30th 2003. (THUS$280 in 2002)

NOTE 24 – NATIONAL AND FOREIGN CURRENCY

a)	Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2003	09/30/2002

Cash	ThCh$ not adjustable	11,547	365
Cash	US$	4,829	730
Cash	ThAr$	2,386	231
Cash	Re	0	98
Cash	Mexican pesos	577	41
Cash	Sol	3	0
Time deposit	US$	0	42
Time deposit	Re	0	481
Account receivable	ThCh$ not adjustable	20,283	14,524
Account receivable	US$	8,131	6,596
Account receivable	ThAr$	2,490	5,198
Account receivable	Sol	0	4
Account receivable	Re	12,948	7,002
Account receivable	Mexican pesos	9,354	2,577
Notes receivable	ThCh$ not adjustable	2,243	2,720
Notes receivable	ThAr$	1,065	406
Notes receivable	Sol	3,920	3,397
Sundry debtors	ThCh$ not adjustable	2,289	1,385
Sundry debtors	Euro	0	195
Sundry debtors	US$	868	794
Sundry debtors	ThAr$	2,300	496
Sundry debtors	Sol	0	232
Sundry debtors	Re	834	813
Sundry debtors	Mexican pesos	113	97
Notes and accounts receivable from related companies	ThCh$ not adjustable	0	45
Notes and accounts receivable from related companies	US$	2,502	8,054
Inventories	Adjustable ThCh$	4,192	27,590
Inventories	US$	73,870	13,312
Inventories	ThAr$	0	13,227
Recoverable taxes	Adjustable ThCh$	243	1,468
Recoverable taxes	US$	2,470	0
Recoverable taxes	ThAr$	4,349	2,929
Recoverable taxes	Sol	229	273
Recoverable taxes	Re	490	527
Recoverable taxes	Mexican pesos	865	2,855
Prepaid expenses	ThCh$ not adjustable	877	798
Prepaid expenses	US$	157	0
Prepaid expenses	Re	325	243
Prepaid expenses	ThAr$	81	886
Prepaid expenses	Sol	0	2
Prepaid expenses	Mexican pesos	52	31
Deferred taxes	ThAr$	691	434
Deferred taxes	Mexican pesos	146	0
Others currents assets	US$	31,987	2,329
Fixed assets	Adjustable ThCh$	120,866	186,461
Fixed assets	US$	508,826	413,632
Investments in other companies	Adjustable ThCh$	5	8
Investments in other companies	US$	4	0
Goodwill	Adjustable ThCh$	0	1,377
Goodwill	US$	1,296	0
Higher investment value	Adjustable ThCh$	0	(1,210)
Higher investment value	US$	(2,066)	0
Long term receivables	US$	452	0
Long term receivables	ThCh$ not adjustable	0	964
Long term receivables	U.F.	82	0

Long term receivables	ThAr$	288	241
Long term receivables	Re	509	382
Notes and accounts receivables from related companies	US$	3,297	3,302
Others	ThCh$ not adjustable	505	835
Others	ThAr$	3,013	2,994
Others	US$	0	28,874
Others	Mexican pesos	680	363
Total Assets
	ThCh$ not adjustable	37,744	21,636
	US$	127,797	64,033
	ThAr$	16,663	27,042
	Re	15,106	9,546
	Mexican pesos	11,787	5,964
	Sol	4,152	3,908
	Euro	0	195
	US$	508,826	413,632
	U.F.	82	0
	Adjustable ThCh$	125,306	215,694

b)	Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year

		09/30/2003		09/30/2002		09/30/2003		09/30/2002

Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	7,116	4.59%	0	0	0	0	0	0
Due to banks and financial institutions short/term	ThCh$ not adjustable	0	0	975	0	0	0	0	0
Due to banks and financial institutions short/term	US$	11,182	2.29%	28,905	2.56%	41,451	2.31%	11,863	3.00%
Due to banks and financial institutions short/term	ThAr$	0	0	59	3.60%	0	0	0	0
Due to banks and financial institutions short/term	Re	118	0	383	18.96%	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	6.7%	0	0	2,227	6.70%	1,915	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	10,615	2.84%	4,214	3.60%	45,037	6.40%	292	8.00%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	24	0	19	0	62	0	64	0
Short term portion of long term Bond	US$	1,400	0	2,155	0	9,000	8.06%	25,000	7.82%
Long/term liabilities due within one year	US$	73	10.50%	66	10.50%	232	10.50%	433	10.83%
Dividends payable	ThCh$ not adjustable	160	0	221	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	4,607	0	4,602	0	0	0	0	0
Accounts payable	US$	9,320	0	146	0	0	0	0	0
Accounts payable	ThAr$	2,642	0	4,277	0	0	0	0	0
Accounts payable	Re	3,263	0	2,196	0	0	0	0	0
Accounts payable	Euro	2,982	0	968	0	0	0	0	0
Accounts payable	Swedish Crone	156	0	0	0	0	0	0	0
Accounts payable	Mexican pesos	1,114,255	0	845,127	0	0	0	0	0
Accounts payable	Aud (australian dollar)	68	0	0	0	0	0	0	0
Accounts payable	Sol	0	0	42	0	0	0	0	0
Accounts payable	Mexican pesos	674	0	728	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	9	0	13	0	0	0	0	0
Sundry creditors	US$	1,322	0	808	0	0	0	0	0
Sundry creditors	Sol	0	0	16	0	0	0	0	0
Sundry creditors	Re	151	0	0	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	29	0	4	0	0	0	0	0
Notes and accounts payable to related companies	US$	2,051	0	0	0	0	0	0	0
Provisions	ThCh$ not adjustable	1,060	0	2,194	0	487	0	159	0
Provisions	US$	146	0	0	0	1,195	0	0	0
Provisions	ThAr$	21	0	1,521	0	311	0	0	0
Provisions	Re	923	0	541	0	0	0	0	0
Provisions	Sol	27	0	10	0	0	0	0	0
Provisions	Mexican pesos	309	0	479	0	0	0	0	0
Withholdings	ThCh$ not adjustable	587	0	426	0	0	0	0	0
Withholdings	US$	10	0	0	0	0	0	0	0
Withholdings	ThAr$	1,072	0	340	0	0	0	0	0
Withholdings	Re	521	0	0	0	0	0	0	0
Withholdings	Sol	3	0	5	0	0	0	0	0
Withholdings	Mexican pesos	55	0	65	0	0	0	0	0
Income tax	ThCh$ not adjustable	0	0	0	0	0	0	3,938	0

Total current liabilities
	U.F.	7,116	0	0	0	2,227	0	1,915	0
	ThCh$ not adjustable	6,452	0	8,435	0	487	0	4,097	0
	US$	36,119	0	36,294	0	96,915	0	37,588	0
	ThAr$	3,759	0	6,216	0	373	0	64	0
	Re	4,976	0	3,120	0	0	0	0	0
	Euro	2,982	0	968	0	0	0	0	0
	Swedish Crone	156	0	0	0	0	0	0	0
	Aud (australian dollar)	68	0	0	0	0	0	0	0
	Sol	30	0	73	0	0	0	0	0
	Mexican pesos	1,038	0	1,272	0	0	0	0	0

c)	Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	4,371	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	73,181	2.58%	41,471	2.65%	0	0	0	0
Due to banks and financial institutions	ThAr$	40	0	0	0	0	0	0	0
Bonds	US$	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry creditors	U.F.	18	1.19%	0	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	0	0	0	0	0	0	1,362	0
Sundry creditors	US$	192	10.50%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,679	0
Sundry creditors	Re	3,592	0	3,089	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	71	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,526	0
Total long-term liabilities
	U.F.	4,389	0	0	0	0	0	0	0
	US$	91,373	0	59,471	0	0	0	71	0
	ThAr$	40	0	0	0	0	0	1,679	0
	ThCh$ not adjustable	0	0	0	0	0	0	3,888	0
	Re	3,592	0	3,089	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	5,619	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	96,797	4.81%	25,254	3.58%	2,750	3.68%	0	0
Due to banks and financial institutions	ThAr$	43	0	0	0	0	0	0	0
Bonds	US$	27,000	8.06%	18,000	8,06%	0	0	0	0
Sundry creditors	U.F.	0	0	0	0	0	0	1,239	0
Sundry creditors	US$	496	10.50%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,442	0
Sundry creditors	Re	0	0	2,447	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	21	0
Total long-term liabilities
	U.F.	5,619	0	0	0	0	0	1,239	0
	US$	124,293	0	43,254	0	2,750	0	21	0
	ThAr$	43	0	0	0	0	0	1,442	0
	Re	0	0	2,447	0	0	0	0	0

NOTE 25 – Sanctions

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 – SUBSEQUENT EVENTS

October 20, 2003.- The Company informs the Superintendency of Securities and Insurance and the Stock Exchanges in Chile that during the Company’s Extraordinary Shareholders Meeting, held on October 17, 2003, the shareholders adopted the resolution to amend the By-laws of the Company to express the capital of the Company in U.S. dollars, maintaining the same number of shares without nominal value in which the capital is divided. Therefore, the capital of the Company was fixed at US$ 273,814,116.66, representing 1,022,941,426 common shares without nominal value.

Between September 30, 2003 and the emission date of this financial statements (november 13, 2003), no significant event that affects the financial situation of the company have taken place.

NOTE 27 – ENVIRONMENTAL

ENVIRONMENTAL CONSOLIDATED NOTE AS OF SEPTEMBER 30 2003

The company focuses its environmental policies through 2 perspectives,

1)	Legal Aspects

Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2)	Environmental management and Clean production

Under the concept that each process may be improved through an responsible y adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of September,30, 2003

•	Masisa Chile

Certification SCS implementation (Scientific Certification System) MDF facilities, Argentina , Brasil and Chile. Budget THCH$40,000 Invested THCH$631.

Inplementation and Certification by the ISO 14,001 International Norm of the Environmenal Management Systems of all the inductrial facilities during 2003:

–	Mapal facility

Implementation and Certification of the SGA ISO 14,001. Budget US$72,580 Invested US$22,315.

–	Ranco facility

Implementation and Certification of the SGA ISO 14,001. Budget US$ 73,368 Invested US$ 23,697.

–	Chiguayante facility

Implementation and Certification of the SGA ISO 14,001. Budget US$ 51,978 Invested US$ 14,421.

–	Cabrero facility

Mud press sheet clean. Budget US$26,002 Invested US$23,783.

Implementation and Certification of the SGA ISO 14,001. (2° Stage) Budget THUS$ 24,066 Invested THUS$ 8,715

–	Puschmann facility

Rain waters evacuation. ISO 14001 Norm Budget US$9,225 Invested US$9,414

Improvements in formaldehyde gases evacuation. Budget US$ 8,028 Invested US$ 6,315.

Containers construction. ISO 14001 Norm. Budget US$5,915 InvestedUS$5,081

Contractor’s casino enablement and sewage improvement. Budget US$1,493 Invested US$1,144

Implementation and Certification of the SGA ISO 14,001 (2° Stage). Budget US$ 26,413 Invested US$ 10,022.

Dated april 24 2003, Carlos Puschmann facility submit its Environmental Management System (SGA) developed and implemented between july 2002 and april 2003, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the dutch organism RVA. This allows the plant to be the first one of particle bords in Latinoamerica and the firstt one of Masisa S.A. that obteins the Certification of its SGA by the ISO 14,001 Norm.

Masisa Brasil

Implementation and Certification of the SGA ISO 14,001. Budget US$ 90,844 InvestedUS$ 52,648.

Replacement of the natural gas by wood residuals, in the dust factory. Change of non renewal energy for a renewal one. Budget US$ 1,075,000 Invested US$999,202.

Water treatment pond, to utilize rains waters in the process. Budget US$ 150,000.00 Invested US$ 142,710 .

ADI MDF – Water treatment pond. Budget US$ 145,000 Invested US$ 137,959

Improvements SGI – ISO 14001 e OSAS 18001. Budget US$ 211,950 Invested US$ 75,836

Masisa Argentina S.A. – Concordia facility

Ventilation system for particle boards shed 1 and 2. Budget US$ 95,000 Invested US$ 0

Enlagement of the plant of cloacals effluents of the MDF lines. Budget US$90,000 Invested US$ 92,881 .

Implementation of the norm ISO 14001 . Budget US$ 91,636 Invested US$ 73,301

Construction of pluvial pipes to improve the Rucci street drained, sawdust shed closing to lower the air contamination, waste chipper machine incorporing them to the process. Budget US$ 89,450 Invested US$ 90,435

Masisa Mexico – Durango facility

Change of transport chain under cyclones L-2. The environmental effect consists of reduce environmental pollution.

Budget US$ 15,000 Investment US$ 12,376

Isolation of termic oil ducts in presses L-1 and L-2. The environmental effect consists of reduce fire risks.

Budget US$ 5,500 Investment US$ 5,100

Change of feeding band sifter L-1. The environmental efect consists of reduce environmental pollution.

Budget US$ 10,000 Investment US$ 8,803

Change of covers and ducts with chios escape L-1 and L-2. The environmental ef ect consists of reduce environmental pollution.
Budget US$ 12,000 Investment US$ 10,994

Reparation of roofs and instalation of trasnsparent plastics principal nave.

The environmental effect consists of reduce the electric energy consume, using natural light.
Budget US$ 16,000 Investment US$ 6,500

Chips transport to dryer L-1. The environmental effect consists of reduce environmental pollution.
Budget US$ 15,000 Investment US$ 11,504

Control of dust burn L-2 (eliminates partially the use of petroleum ). The environmental effect consists of reduce environmental pollution for combustion gases
Budget US$ 10,000 Investment US$ 3,035

Reduction of formaldehids emissions in presses L-1 and L-2.
Laboral environmental effect reducing formaldehids emissions inside the nave and makinf more efficient the discharge outside it, besides a stand for the operator of the L-1 will be constructed in order to isolate him of the direct exposure to formaldehids emissions.
Budget L-1: US$ 30,000 Investment US$0
Budget L-2: US$ 40,000 Investment US$0

Connection Line 2 Dryer –Line 1 Dries Silos
Environmental effect: diesel consumption disminution and emissions reduction to the atmosphere stopping line 1 dryer.
Budget US$ 712,728 Invested US$ 350,000

Implementation and Certification of the SGA ISO 14,001. Budget US$ 75,000 Invested US$ 0

Implementation and Certification of the Security Sistem ISO 18,000 . Budget US$ 75,000 Invested US$ 0 .

Forestal Tornagaleones S.A.

For the development of this implementation the Company has disburse US$ 39,687 (US$ 19,866 in 2002).

From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. During 2002 exercise, the implementation and evaluation of this System continues, looking forward to the auditing Certification in the 2003 exercise. For the development of this implementation the Company has disburse US$ 72,330 (US$ 32,030 in 2002).

Dated may 28 2003, the Company submit its Environmental Management System (SGA) developed and implemented during 2002, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the dutch organism RVA.

This ended in the ISO 14,001 Certification for the next three years, of the environmental management of the processes of the Company that includes the “Establishment, manage and harvest of its forests”.

Since july 2003, the Company started the development of an integral manage plan that involves the principles of ¨Forest Stewardship Council¨ (FSC) and the design of a Security and Work Health Management system (SGSSO) based on norm OSHAS 18001.

Forestal Argentina S.A.
The subsidiary Forestal Argentina S.A. has incurred in expenses for US$42,090 during the current exercise and until 30/09/2003, related to environmental studies (law 25,080) aimed to improve production and other environment related processes. This investments are the starting point for an Environmental Management system that serve as base for the ISO 14,001 Certification. Otherwise it has been inaugurate the Natural Reserve Ayuí in a land of the Company in the Concordia-Entre Ríos zone and the development work of a second reserve in the Paso de los Liebres-Concordia zone has been started.

Additionally the anvironmental impact monitoring plan in lands that have been planted since 2000 have continued.

Projects ended in 2003

Masisa Chile

Paving stones installation in chips central. Budget US$ 29,412 Invested US$ 30,037

Riles pond agitator, Cabrero facility. Budget US$ 17,087 Invested 14,426

Chip’s water wash clean. Budget US$ 48,122 Invested US$ 44,997

Masisa Argentina

Closing shed construction in sawdust unload and storing zone, avoiding the scattering of the dust during the unload. Budget US$ 23,560 InvestedUS$ 24,873

Rain waters drain construction in Rucci street, avoiding this waters to flow into neighbors houses and lands. Budget US$ 38,000 Investment US$ 38,102

Enlargement of the liquid effluent plant; allowing bigger operating reliability to the primary effluent plant. Budget US$ 90,000 Investment US$ 92,934

Change in the reception bucket of the energy plant; allows the reception of wood residuals in order to use them as fuel, avoiding residuals piles formation that produce dust. Budget US$ 7,500 Investment US$ 7,464

Closing of rejection walls zone, in particle board drier yard, this contains dust in certain stages of the process. Budget US$ 5,749 Inversión US$ 5,749

Plantation of two new green curtains (approx. 2,000 trees of different kind) inside the plant, parallels to Rucci street, in order to bring additional barrier to noise and wind. Budget US$ 7,761 Inversión US$ 5,079

Masisa Mexico

Production offices (1 and 2 floor), technical archive, capacitation, internet and laboratory rooms
With the purpose of improve the health conditions and social welfare of the workers.
Budget US$ 125,000 Investment US$ 124,964
Habilitation Sander L-1. (Project ended)
Optimization of hand work and electric energy reducing from 2 sanding lines to only one, improvement in dust aspiration (reduction of environmental pollution).

Budget: US$489,365 Invested: US$ 460,812

Green Zone. (Project ended)
Optimum clasification of raw materials and modification of transport to reduce environmental pollution.
Budget: US$ 916,250 Invested: US$ 736,879

Change of sieve and clasificator (Project ended)
The environmental efect consists of reduce environmental pollution, with the separation of the dust to send it to the burner and use it as fuel, besides the reduction of the use of fuel, reduces fuel emissions. Optimization in the resin consume.
Budget: US$ 737,674 Invested: US$ 728,87.

Projects ended in 2002

Masisa Chile

Environmental Management System implementation and certification at Puschmann facility on its first stage, Budget: US$ 18,468 Invested: USS$ 11,794 (US$ 7,619 in 2002 exercise)

Environmental Management System implementation and certification at Cabrero facility on its first stage.
Budget: US$ 30,627 Invested: USS$ 6.697 (US$ 9,319 in 2002 exercise)

Measurements of emissions associate to ISO 14.001 Norm. Cabrero and Puschmann facilities
Budget: US$10,019 Invested: USS$ 4,638 (US$ 4,638 in 2002 exercise)

Masisa Argentina S.A.

Dust transportation from particle board to MDF, in order to use it as fuel eliminating the atmospheric burner. Budget US$ 114,978 Invested US$ 117,780

Masisa Mexico

Habilitation of dinning room, sickbay, bathroom and dressing room for workers, with the purpose of improve the health conditions and social welfare of the workers.
Budget: US$197,067 Invested: USS$ 189,362

Water well. Drilling, habilitation of the pipe to guide water, placement of a flux measurer, management of the exploitation water used, to make more efficien that use in the process.
Budget: US$50,000 Invested: MUSS$ 49,590

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.
Date: December 29, 2003	Conf:	/s/ Carlos Marín .
	Name:	Carlos Marín
Chief Financial Officer